Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 7 DATED MARCH 17, 2022
TO THE PROSPECTUS DATED NOVEMBER 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide updates on our investment portfolio;
•to disclose recent acquisitions of certain properties;
•to disclose the transaction price for each class of our common stock sold in this public offering (the "Offering") as of April 1, 2022;
•to disclose the calculation of our February 28, 2022 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates for the Month Ending February 28, 2022

The increase in NAV in February 2022 was primarily due to asset valuation increases at our logistics properties and continued strong performance across our multifamily properties. As of February 28, 2022, our portfolio consisted of 95% real estate properties, 3% real estate-related loans and securities, and the remainder in cash and cash equivalents. Our real estate properties consisted of multifamily (48%), office (22%), alternatives (23%) and logistics (7%).

Recent Acquisitions

During February 2022, we acquired 41 single-family rental properties, growing our portfolio to a total of 84 homes with an aggregate purchase price of $22.9 million as of February 28, 2022. We also acquired two logistics properties, 2003 Beaver Road in Landover, Maryland, and 187 Bartram Parkway in Franklin, Indiana, for an aggregate purchase price of $38.2 million. We continue to uncover compelling investment opportunities for income-generating assets in high-demand logistics markets.
April 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2022 (and repurchases as of March 31, 2022) is as follows:

Transaction Price (per share)
Class S	$12.9453
Class I	$12.9919
Class T	$12.9919
Class D	$12.9919

The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2022. A detailed calculation of the NAV per share is set forth below.

As of February 28, 2022, we had not sold any Class T or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of February 28, 2022. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
February 28, 2022 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 28, 2022:

Components of NAV	February 28, 2022
Investments in real properties	$1,363,089,187
Investments in real estate-related loans and securities	54,640,850
Investments in unconsolidated entities	103,965,409
Cash and cash equivalents	28,839,621
Restricted cash	32,906,567
Other assets	25,116,058
Debt obligations	(868,354,675)
Accrued performance participation interest	(2,566,439)
Accrued stockholder servicing fees(1)	(181,197)
Management fee payable	(753,168)
Dividend payable	(2,941,895)
Subscriptions received in advance	(27,110,478)
Other liabilities	(18,513,018)
Non-controlling interests in joint ventures	(17,862,357)
Net asset value	$670,274,466
Number of shares/units outstanding	51,406,322

(1)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of February 28, 2022, we have accrued under GAAP approximately $17.0 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$298,258,118	$46,663,000	$38,023,357	$31,345,631	$—	$—	$255,984,360	$670,274,466
Number of shares/units outstanding	23,039,891	3,591,696	2,953,542	2,380,535	—	—	19,440,658	51,406,322
NAV Per Share/Unit as of February 28, 2022	$12.9453	$12.9919	$12.8738	$13.1675	$—	$—	$13.1675

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner, if any, and other Operating Partnership interests held by parties other than the Company.

As of February 28, 2022, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.0%	4.8%
Office	7.7%	6.7%
Logistics	6.0%	5.1%
Alternatives	5.0%	4.8%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values	Logistics Investment Values	Alternatives Investment Values
Discount Rate	.25% Decrease	3.0%	3.9%	3.4%	4.1%
(weighted average)	.25% Increase	(2.4)%	(3.7)%	(3.2)%	(3.8)%
Exit Capitalization Rate	.25% Decrease	6.0%	5.2%	5.7%	7.5%
(weighted average)	.25% Increase	(4.5)%	(4.4)%	(4.9)%	(6.1)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines, single family-rental properties, and our unconsolidated interest in Principal Place.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2022:

Components of NAV	January 31, 2022
Investments in real properties	$1,287,462,325
Investments in real estate-related loans and securities	55,684,868
Investments in unconsolidated entities	101,708,310
Cash and cash equivalents	26,830,489
Restricted cash	36,194,401
Other assets	12,035,258
Debt obligations	(852,955,622)
Accrued performance participation interest	(718,808)
Accrued stockholder servicing fees(1)	(183,653)
Management fee payable	(970,930)
Dividend payable	(2,715,695)
Subscriptions received in advance	(23,585,383)
Other liabilities	(15,578,547)
Non-controlling interests in joint ventures	(16,776,243)
Net asset value	$606,430,770
Number of shares/units outstanding	47,980,264

(1)	Represents the accrued distributions on the Special Limited Partner’s performance participation interest in the Operating Partnership for the period from November 3, 2021 to and including December 31, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of January 31, 2022, we have accrued under GAAP approximately $14.9 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$265,353,155	$42,845,515	$25,497,618	$26,799,401	$—	$—	$245,935,081	$606,430,770
Number of shares/units outstanding	21,104,129	3,396,290	2,035,906	2,107,122	—	—	19,336,817	47,980,264
NAV Per Share/Unit as of January 31, 2022	$12.5735	$12.6154	$12.5240	$12.7185	$—	$—	$12.7185

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner, if any, and other Operating Partnership interests held by parties other than the Company.

As of January 31, 2022, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 4,987,006 shares of our common stock (consisting of 4,512,833 Class S shares and; 474,173 Class I shares; no Class T or Class D shares were issued or sold as of such date) in our primary offering for total net proceeds of $62,054,029 and (ii) 276,252 shares of our common stock (consisting of 249,973 Class S shares and 26,279 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $3,378,678. We intend to continue selling shares in the Offering on a monthly basis.